ENTOURAGE MINING LTD.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2007

(Unaudited)

(Stated in Canadian Dollars)

ENTOURAGE MINING LTD.

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

(Stated in Canadian Dollars)

	SEPTEMBER 30	DECEMBER 31
	2007 (unaudited)	2006

ASSETS

Current
Cash	$68,353	$126,611
Advances and prepaid expenses	1,084	27,994
Goods and services & Quebec sales tax receivable	14,663	35,442
	84,100	190,047
Equipment (net of accumulated amortization)	3,002	3,716
	87,102	193,763

LIABILITIES

Current
Accounts payable and accrued liabilities	$53,266	$73,099
Amounts payable to related parties	50,276	29,352
	103,542	102,451

SHAREHOLDERS’ DEFICIENCY

Capital Stock (Note 4)
Authorized:
100,000,000 common voting shares without par value
Issued:
76,981,894 common voting shares at September 30, 2007 and 76,015,227 common voting shares at December 31, 2006	12,383,714	12,125,964

Other Contributed Capital	3,015,182	2,922,282

Deficit Accumulated During the Exploration Stage	(15,415,336)	(14,956,934)
	(16,440)	91,312

	$87,102	$193,763

See accompanying notes to the financial statements

ENTOURAGE MINING LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Unaudited)

(Stated in Canadian Dollars)

									INCEPTION
									JUNE 16
	THREE MONTHS ENDED				NINE MONTHS ENDED				1995 TO
	SEPTEMBER 30				SEPTEMBER 30				SEPTEMBER 30
	2007		2006		2007			2006	2007

Expenses	$		$		$		$		$
Amortization		239		325		715		977	4,843
Consulting		15,000		7,501		36,069		27,713	185,710
Deferred tax recovery		-		-		-		-	(67,162)
Exploration and mineral properties acquisition costs (net recovery)		(135,599)		(51,406)		61,462		613,442	10,990,909
Interest expense and bank charges		247		97		1,051		501	12,881
Management fees		75,000		22,500		120,000		64,000	572,154
Office and sundry		8,008		12,650		48,215		57,113	440,694
Professional fees		9,234		165		27,115		35,718	323,813
Stock-based compensation		-		-		92,900		2,027,384	2,704,684
Travel & promotion		10,091		16,071		70,875		52,811	246,810
		(17,780)		7,903		458,402		2,879,659	15,415,336

Loss (Gain) for the Period		(17,780)		7,903		458,402		2,879,659	$15,415,336

Deficit, Beginning Of Period		15,433,116		14,855,529		14,956,934		11,983,773

Deficit, End Of Period		$15,415,336		$14,863,432		$15,415,336		$14,863,432

Basic And Diluted Loss Per Share		$0.00		$0.00		$0.01		$0.04

Weighted Average Number Of Shares Outstanding		76,981,894		74,807,691		76,673,774		74,535,270

See accompanying notes to the financial statements

ENTOURAGE MINING LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(Stated in Canadian Dollars)

					INCEPTION
					JUNE 16,
	THREE MONTHS ENDED		NINE MONTHS ENDED		1995 TO
	SEPTEMBER 30		SEPTEMBER 30		SEP. 30
	2007	2006	2007	2006	2006
Cash provided by (used in)

Operating Activities
Net loss/gain for the period	$17,780	$(7,903)	$(458,402)	$(2,879,659)	$(15,415,336)
Items not involving cash:
Amortization	239	325	715	977	4,843
Stock based compensation	-	-	92,900	2,027,384	2,704,684
Mineral property option payments paid with stock	-	-	175,530	8,690,439	9,030,361
Shares issued for debt	-		23,306		23,306
Obligation to issue shares for mineral property acquisitions	-	-	-	(8,638,667)	-
Debt write of to related parties	-	-	-	-	-
Deferred tax recovery	-	-	-	-	(67,162)
Changes in non-cash operating working-capital
Advances & prepaid expenses	-	(12,853)	26,910	(9,853)	(1,084)
Goods & Services and Quebec sales tax	(1,595)	(1,595)	20,778	(7,748)	(14,664)
Accounts payable and accrued liabilities	15,466	(105,475)	(19,833)	(94,041)	53,266
Amounts payable to related parties	25,023	727	20,924	(23,206)	353,274
	56,913	(126,774)	(117,172)	(934,374)	(3,328,512)

Investing Activity
Capital assets	-	-	-	-	(7,845)

Financing Activities
Net proceeds on sale of common stock	-	143,293	58,914	479,325	3,404,710
	-	143,293	58,914	479,325	3,404,710

Net Change in Cash	56,913	16,519	(58,258)	(455,049)	68,353

Cash, Beginning Of Period	11,440	8,013	126,611	479,581	-

Cash, End Of Period	$68,353	$24,532	$68,353	$24,532	$68,353

See accompanying notes to the financial statements

ENTOURAGE MINING LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

(Stated in Canadian Dollars)

					DEFICIT
					ACCUMULATED
	NUMBER		OBLIGATION	OTHER	DURING
	OF		TO ISSUE	CONTRIBUTED	EXPLORATION
	SHARES	AMOUNT	SHARES	CAPITAL	STAGE	TOTAL
		$	$	$	$	$

Share issued for cash	5	1	-	-	-	1
Loss for the period	-	-	-	-	(38,624)	(38,624)
Balance, December 31, 1995	5	1	-	-	(38,624)	(38,623)
Shares issued for cash	9,130,000	276,500	-	-	-	276,500
Loss for the year	-	-	-	-	(210,592)	(210,592)
Balance, December 31,1996	9,130,005	276,501	-	-	(249,216)	27,285
Loss for the year	-	-	-	-	(74,529)	(74,529)
Balance, December 31, 1997	9,130,005	276,501	-	-	(323,745)	(47,244)
Loss for the year	-	-	-	-	(60,148)	(60,148)
Balance, December 31, 1998	9,130,005	276,501	-	-	(383,893)	(107,392)
Loss for the year	-	-	-	-	(70,046)	(70,046)
Balance, December 31, 1999	9,130,005	276,501	-	-	(453,939)	(177,438)
Loss for the year	-	-	-	-	(66,855)	(66,855)
Balance, December 31, 2000	9,130,005	276,501	-	-	(520,794)	(244,293)
Loss for the year	-	-	-	-	(58,749)	(58,749)
Balance, December 31, 2001	9,130,005	276,501	-	-	(579,543)	(303,042)
Forgiveness of amounts due to related party	-	-	-	200,671	-	200,671
Loss for the year	-	-	-	-	(59,428)	(59,428)
Balance, December 31, 2002	9,130,005	276,501	-	200,671	(638,971)	(161,799)
April 25, 2003 – shares issued for mineral property	6,000,000	60,000	-	-	-	60,000
Loss for the year	-	-	-	-	(319,515)	(319,515)
Balance, December 31, 2003	15,130,005	336,501	-	200,671	(958,486)	(421,314)
February 5, 2004 – shares issued for cash at $0.22 per share	997,500	219,450	-	-	-	219,450
February 5, 2004 – deferred tax recovery on 108,000 flow-through shares	-	(2,376)	-	-	-	(2,376)
June 8, 2004 – shares issued for cash at $0.404 per share	698,000	282,331	-	-	-	282,331
August 24, 2004 – stock options exercised at $0.33 per share	100,000	32,983	-	-	-	32,983
December 31, 2004 – shares issued for cash at $0.18 per share inclusive of 132,500 shares as finders’ fees	2,948,000	510,876	-	-	-	510,876
August 24, 2004 – shares issued for mineral property database at $0.39 per share	150,000	58,788	-	-	-	58,788
September 24, 2004 – shares returned on cancellation of escrow	(3,750,000)	(7,500)	-	7,500	-	-
Stock based compensation	-	-	-	421,000	-	421,000
Loss for the year	-	-	-	-	(956,446)	(956,466)
Balance, December 31, 2004	16,273,505	1,431,053	-	629,171	(1,914,932)	145,292

The accompanying notes are an integral part of these consolidated financial statements

ENTOURAGE MINING LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

(Stated in Canadian Dollars)

DEFICIT
ACCUMULATED
NUMBER		OBLIGATION	ADDITIONAL	DURING
OF		TO ISSUE	PAID-IN	EXPLORATION
SHARES	AMOUNT	SHARES	CAPITAL	STAGE	TOTAL
	$	$	$	$	$

Balance, December 31, 2004, carried forward	16,273,505	1,431,053	-	629,171	(1,914,932)	145,292
January 6, 2005, refund for overpayment in 2004 private placement	-	(3,000)	-	-	-	(3,000)
March 21, 2005, shares issued for property acquisition at U.S. $0.30 per share	125,000	45,604	-	-	-	45,604
Sept. 22, 2005, flow-through shares issued at $0.20 per share	295,000	59,000	-	-	-	59,000
September, 2005, deferred tax recovery on 295,000 flow-through shares	-	(20,119)		-	-	(20,119)
Sept. 22, 2005, units issued at U.S. $0.15 per unit	550,000	97,152	-	-	-	97,152
Oct. 7, 2005, units issued at U.S. $0.11 per unit	1,275,000	165,154	-	-	-	165,154
Oct.-Dec 2005, shares issued on exercise of stock options at U.S. $0.15 per share	250,000	44,147	-	-	-	44,147
Oct. 2005, shares issued on exercise of warrants at $0.30 per share	50,000	15,000	-	-	-	15,000
Nov. 17, 2005, units issued at U.S. $0.15 per share inclusive of 200,000 shares finders’ fees	5,533,334	944,800	-	-	-	944,800
Stock based compensation	-	-	-	163,400	-	163,400
Forgiveness of amounts due to related party	-	-	-	102,327	-	102,327
Obligation to issue shares (Note 4)	-	-	8,638,667		-	8,638,667
Loss for the year		-	-	-	(10,068,841)	(10,068,841)
Balance, December 31, 2005	24,351,839	2,778,791	8,638,667	894,898	(11,983,773)	328,583
January 3, 2006, shares issued for property acquisition at a deemed price of US $0.15 per share	48,888,888	8,638,667	(8,638,667)	-	-	-
Jan.-Aug. 2006, shares issued on exercise of stock options at US $0.15 per share	410,000	69,317	-	-	-	69,317
February 2006, shares issued on exercise of warrants at $0.30 per share	744,500	223,350	-	-	-	223,350
March 7, 2006, shares issued for property acquisition at U.S. $0.36 per share	125,000	51,772	-	-	-	51,772
May 24, 2006, shares issued for flow-through private placement at US $0.25 per share	340,000	93,585	-	-	-	93,585
Aug.-Nov. 2006, shares issued on exercise of warrants at US $0.25 per share	955,000	269,149	-	-	-	269,149
Dec. 2006, shares issued for flow- through private placement at $0.23 per share	200,000	46,000	-	-	-	46,000
Stock based compensation	-	-	-	2,027,384	-	2,027,384
Deferred tax recovery on 540,000 flow-through shares	-	(44,667)		-	-	(44,667)

Loss for the year	-	-	-	-	(2,973,161)	(2,973,161)
Balance, December 31, 2006	76,015,227	12,125,964	-	2,922,282	(14,956,934)	91,312

The accompanying notes are an integral part of these consolidated financial statements

ENTOURAGE MINING LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

(Stated in Canadian Dollars)

DEFICIT
ACCUMULATED
NUMBER		OBLIGATION	ADDITIONAL	DURING
OF		TO ISSUE	PAID-IN	EXPLORATION
SHARES	AMOUNT	SHARES	CAPITAL	STAGE	TOTAL
	$	$	$	$	$

Balance, December 31, 2006, carried forward	76,015,227	12,125,964	-	2,922,282	(14,956,934)	91,312
March 12, 2007, shares issued for Property option payment at US$0.30 per share deemed price	500,000	175,530	-	-	-	175,530
March 27, 2007, shares issued for options exercise @ US$0.15/share	50,000	8,760	-	-	-	8,760
March 31, 2007, shares issued for Pvt. Placement @ US$0.15/share net of finder’s fee of $4,537	266,667	41,647	-	-	-	41,647
Stock based compensation	-	-	-	92,900	-	92,900
April 3, 2007, shares issued for Options exercise @US$0.15/share	50,000	8,507	-	-	-	8,507
June 18, 2007, shares issued for debt @ US$0.20 per share	100,000	23,306	-	-	-	23,306
Loss for the period			-	-	(458,402)	(458,402)
Balance, September30, 2007	76,981,894	12,383,714	-	3,015,182	(15,415,336)	(16,440)

The accompanying notes are an integral part of these consolidated financial statements

7

ENTOURAGE MINING LTD.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS (page 1)

SEPTEMBER 30, 2007

(Unaudited)

(Stated in Canadian Dollars)

1.

BASIS OF PRESENTATION

The interim financial statements of Entourage Mining Ltd. (the “Company”) have been prepared by management in accordance with accounting principles generally accepted in the United States of America. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal year ended December 31, 2006. The interim financial statements should be read in conjunction with the financial statements and the notes thereto in the Company’s annual report for the year ended December 31, 2006.

2.

OPTION AGREEMENT ON DORAN (Quebec) PROPERTY

On February 13, 2007 the Company entered into an option agreement (the “Option”) with Abbastar Holdings Inc. (“Abbastar”), a TSX Venture Exchange listed company, whereby Abbastar may earn up to a 70% interest in the Doran Property by making a one time cash payment of $100,000 CDN (received) to the Company and expending $5,000,000 on the Doran Property over 4 years (The Company retains the right to purchase the Net Smelter Royalty on the Doran Property).  The terms of the Option were approved by the TSX Venture Exchange and provide that Abbastar may earn its interest in the Doran property as follows:

20% interest by expending $500,000;

15% additional interest by expending an additional $1,000,000;

15% additional interest by expending an additional $1,500,000; and

20% additional interest by expending an additional $2,000,000.

3.

OTHER AGREEMENTS

On July 3, 2007, the Company entered into new consulting agreements with (a) two of its directors and the CFO for $5,000 a month each and (b) for $2,500 a month with one of its directors. As well, the existing consulting agreement for the president was revised to $7,500 a month and the existing consulting agreement for the corporate communications person was revised to $5,000 a month.

4.

CAPITAL STOCK

a)

Issued Shares

i)

During the nine months ended September 30, 2007, the Company issued 100,000 common shares on the exercise of options at U.S. $0.15 per share for proceeds of $17,267;

ii)

On March 12, 2007, in consideration for the Doran vendor consenting to the Option Agreement with Abbastar, the Company issued the balance of 500,000 shares due to the optionor of the Doran (Quebec) property, for a deemed consideration of $175,530, pursuant to the option agreement.

8

ENTOURAGE MINING LTD.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS (page 2)

SEPTEMBER 30, 2007

(Unaudited)

(Stated in Canadian Dollars)

4.

CAPITAL STOCK (continued)

(a) Issued shares (continued)

iii)

On March 30, 2007, the Company closed a US $0.15 per unit private placement of 266,667 units (with one share and one-half one year warrant exercisable at US$0.25) for net proceeds of U.S. $40,000.

iv)

On June 18, 2007 the Company issued 100,000 shares to satisfy a debt of US$20,000.

b)

Stock Options

In February 2004 the Company implemented a Stock Option Plan (“SOP”) for its officers, directors and employees to allow for up to 1,600,000 share purchase options to be granted at US $0.25 per share, for a period not to exceed five years.  In November 2004 the SOP was amended to provide for the issuance of up to 2,200,000 incentive stock options to directors, officers, employees and non-investor relations consultants. During January, 2006 the Company increased the stock option plan from 2,200,000 shares to 7,200,000 shares.

The Company accounts for the grant of options using the fair value method prescribed in SFAS No. 123, using the Black-Scholes option pricing model. Compensation for unvested options is amortized over the vesting period.  On Feb 27, 2007, the Company repriced 5,050,000  of its incentive stock options (1,550,000 options originally priced at US$0.30 and 3,500,000 options originally priced at US$0.40) to US$0.25. The expiry date of the options remained unchanged at Feb 2, 2009. A value of $92,900 for the re-pricing of the options was estimated using the Black-Scholes option pricing model with the following assumptions:  (1) dividend yield of 0%, (2) expected volatility of 123%, (3) risk free interest rate of 4% and, (4) expected life of 1.93 years.

The following table summarizes information concerning outstanding and exercisable common stock options under the Plan at September 30, 2007:

Range of Exercise Prices	Options Outstanding	Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number of Options Currently Exercisable	Weighted Average Exercise Price
US$0.15 to US$0.25	6,390,000	1.35	US. 0.229	6,390,000	US$0.228

9

ENTOURAGE MINING LTD.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS (page 3)

SEPTEMBER 30, 2007

(Unaudited)

(Stated in Canadian Dollars)

4.

CAPITAL STOCK (continued)

c)

Warrants

The following table lists the common share warrants outstanding at September 30, 2007.  Each warrant is exchangeable for one common share.

Warrants Outstanding	Exercise Price	Expiry Date

600,000	U.S. $0.25	October 6, 2007
5,333,334	U.S. $0.25	November 16, 2007
170,000	U.S. $0.30	May 23, 2008
100,000	CDN $0.35	December 27, 2008
133,333	U.S. $0.25	March 30, 2008
6,336,667

5.

RELATED PARTY TRANSACTIONS

During the period ended September 30, 2007, the Company incurred $120,000 (2006 – 64,000) for management fees to directors and officers of the Company.

Amounts payable to related parties at September 30, 2007 of $50,276 (December 31, 2006 - $29,352) is to the directors.

6.   SUBSEQUENT EVENTS

(a)

The Company extended the expiry date by one year for 5,333,334 warrants exercisable @ US$0.25 and originally due to expire on November 16, 2007.

(b)

On October 22, 2007, the Company rescinded options to buy 250,000 shares @ US$0.25 per share to an optionee and reissued options to buy 250,000 shares at US$0.15 per share to another optionee.

10